               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments thereto Filed Pursuant to
                         Rule 13d-2(a)
                      (Amendment No. 10)*


                     Giant Industries, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          374508 10 9
                         (CUSIP Number)

                        James E. Acridge
    23733 North Scottsdale Road, Scottsdale, Arizona 85255
                         480-585-8888
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         August 15, 2000
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (continued on following pages)




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                          SCHEDULE 13D

CUSIP No.: 374508 10 9
_____________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James E. Acridge
_____________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [   ]
                                                            (b) [   ]
_____________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________
4.   SOURCE OF FUNDS*
     PF
_____________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [   ]
_____________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_____________________________________________________________________
                             7.   SOLE VOTING POWER
          NUMBER OF               1,881,687
            SHARES           ________________________________________
         BENEFICIALLY        8.   SHARED VOTING POWER
           OWNED BY               -0-
             EACH            ________________________________________
          REPORTING          9.   SOLE DISPOSITIVE POWER
            PERSON                1,881,687
             WITH            ________________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  -0-
_____________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,881,687
_____________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [   ]
_____________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.7%
_____________________________________________________________________
14.  TYPE OF REPORTING PERSON*
     IN
_____________________________________________________________________
               *    See instructions before filling out





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     This Amendment No. 10 to Schedule 13D relates to the Common Stock, par value $.01 per share, issued by Giant Industries, Inc., a Delaware corporation (the "Issuer" or the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It amends the amended and restated Schedule 13D filed by James E. Acridge, dated February 29, 1996, as amended to date. This Amendment No. 10 amends and supplements the following items as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

     In April 1994, the Company's Board of Directors (the "Board") approved a stock repurchase program. On August 7, 2000, the Board approved the acquisition from Mr. Acridge of up to 100,000 shares of the Company's Common Stock pursuant to the Company's stock repurchase program at a price of $7.00 per share, which was the closing price of the Company's Common Stock on that date. In addition, on August 22, 2000, the Board approved the acquisition from Mr. Acridge of up to 60,000 additional shares of the Company's Common Stock pursuant to the Company's stock repurchase program at a price of $6.6875, which was the closing price of the Company's Common Stock on that date. Pursuant to these August authorizations, Mr. Acridge has sold 129,466 shares to the Company as of September 13, 2000. Mr. Acridge reserves the right to sell to the Company all or a portion of the remaining 30,534 shares previously authorized.

     Mr. Acridge initiated a plan to increase the size of the Company's Board of Directors from five to six members. In accordance with the plan, a new Class II director was added to the Board of Directors at its regularly scheduled meeting on September 13, 2000.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of the filing of this Amendment No. 10, Mr. Acridge directly holds 1,794,886 shares of Common Stock representing approximately 19.7% of the 9,103,009 shares of Common Stock (the "Outstanding Shares") deemed to be outstanding (based on the number of outstanding shares of Common Stock reported in the Company's most recent 10-Q plus the Option Shares described below).

     Pursuant to Rule 13d-3, Mr. Acridge may be deemed to be the beneficial owner of 86,801 shares of Common Stock (the "Option Shares") by reason of options granted to Mr. Acridge under the Company's 1989 Stock Incentive Plan. Mr. Acridge has a presently exercisable right or a right exercisable within 60 days to acquire these Option Shares.

     Accordingly, Mr. Acridge may be deemed to beneficially own a total of 1,881,687 shares of Common Stock representing approximately 20.7% of the Outstanding Shares.

     (b) Mr. Acridge has sole voting and dispositive power with respect to the 1,794,886 shares of Common Stock directly owned by him.

     Mr. Acridge will have sole voting and dispositive power with respect to the 86,801 Option Shares, at such time, if any, as he exercises such options and acquires such shares.

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     (c)  Within the last 60 days, Mr. Acridge disposed of 267,527 shares of Common Stock. This disposition was effected through (i) private sales pursuant to Section 4(1) of the Securities Act of 1933, as amended (the "Act"), of 530 shares at $7.0625 per share and 5,900 shares at $6.875 per share on July 28, 2000, and 131,631 shares at $6.9375 per share on August 15, 2000, and (ii) private sales pursuant to Section 4(2) of the Act, as amended, of 21,500 shares on August 8, 2000, 57,966 on August 9, 2000, and 20,000 shares on August 29, 2000, each at a price of $7.00 per share, and of 30,000 shares on September 7, 2000, at a price of $6.6875 per share. In addition, on August 14, 2000, Mr. Acridge elected to receive a distribution in cash in lieu of receiving 843 shares of Company Common Stock attributable to him under the Company's Employee Stock Ownership Plan. No other transactions in Common Stock were effected by Mr. Acridge during such 60 day period.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Acridge has pledged 1,794,786 shares of Common Stock to various lenders as security for various loans the proceeds of which were used for general purposes and not used to finance the acquisition of any Common Stock of the Company. Mr. Acridge retains the right to direct the voting and disposition of such shares and the right to receive all dividends, subject to standard default provisions.

     In connection with a loan to Mr. Acridge made by Lanty L. Smith that is secured by 144,040 of the 1,794,786 total shares of Common Stock pledged to various lenders, Mr. Acridge also granted a purchase option to Mr. Smith for the 144,040 pledged shares at a price of $10.625 per share. Such option may be exercised at any time after the earliest of (i) November 22, 1999; (ii) the execution by the Company of a letter of intent, agreement or other document with respect to a transaction or series of transactions relating to a corporate reorganization or other fundamental event that would lead to the delisting of the capital stock of the Company on the New York Stock Exchange; or (iii) the occurrence of an event of default under the stock pledge agreement related to the loan from Mr. Smith to Mr. Acridge. In addition, if at any time Mr. Acridge tenders payment in full of all principal and accrued but unpaid interest under the loan, Mr. Smith has five (5) business days to elect, in his sole discretion, to either (i) accept such payment and surrender his rights under the option, or (ii) exercise the option as an offset of the amounts due under the loan. If the option is not exercised within such five-day period, it expires. Unless the option expires earlier in connection with the repayment of the loan by Mr. Acridge, the option expires on November 22, 2000.

     In connection with a loan to Mr. Acridge made by Robert H. McKee that is secured by 96,961 of the 1,794,786 total shares of Common Stock pledged to various lenders, Mr. Acridge also granted a purchase option to Mr. McKee for the 96,961 pledged shares at a price of the lower of $12.00 per share or the average daily closing price on the New York Stock Exchange from December 30, 1999 to the date the option is exercised. Such option may be exercised at any time after the earliest of (i) December 29, 2001 or (ii) the execution by Giant Industries, Inc. ("Giant") of a letter of intent, agreement or other document with respect to a transaction or series of transactions relating to a corporate reorganization or other fundamental event that would lead to the delisting of the capital stock of Giant on the New York Stock Exchange. In addition, if at any time Mr. Acridge tenders payment in full of all principal and accrued but unpaid interest under the loan, the lender has five (5) business days to elect, in his sole discretion, to either (i) accept such payment and surrender his rights under the option, or (ii) exercise the option as an offset of the amounts due under the loan. If the option is not exercised within such five-day period, it expires. Unless the option expires earlier in connection with the repayment of the loan by Mr. Acridge, the option expires on December 29, 2001.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibit is attached to this Schedule 13D:

     Exhibit 1.  Stock Option Agreement





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                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 13, 2000



                          /s/  JAMES E. ACRIDGE
                         ----------------------------------
                         James E. Acridge




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                        EXHIBIT INDEX


EXHIBIT

  1.      Stock Option Agreement